82-3361

Pernod Ricard

02 APR 19 AM 11:50

02028584

SUPPL

April 17, 2002

AP/DD/118.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 3 pages

dlw 4/23

Pernod Ricard

Results 2001:

Net profits: +84%
Strong growth in Spirits and Wine (operational results: 14%)

Paris, 16 April 2002 - On April 15, 2002, the Pernod Ricard board, chaired by Patrick Ricard, approved the accounts for financial year 2001 and discussed the outlook for 2002.

The Group's consolidated sales excluding duty and tax reached 4.6 billion euros, an increase of 4% (internal growth 6.5 %) compared to the last financial year.

The Group's operating profit was 451 million euros, an increase of 7% and 9.7 % internal growth.

Strong exceptional profits result in an increase of Group net profit of 84%, from 195 million euros to 358 million euros. Excluding exceptional items relating to the refocusing of the Group, net profit was 258 million euros, an increase of 32% compared to 2000.

At the AGM on 31 May 2002, the board will propose a dividend payment of 1.8 euros per share, an increase of 12.5% compared to the previous financial year.

Spirits and Wine: the key drivers of growth

The Spirits and Wine sector enjoyed significant growth in all regions worldwide. Turnover reached 1.92 billion euros in 2001, an increase of 9.5%, of which 8.2% was internal growth.

Operating profit for Spirits and Wine was 344 million euros, an increase of 14% (15.5% internal growth), whilst the operating margin reached 17.9%, a substantial growth for the third consecutive year.

New products were launched in the financial year: the expansion of the Havana Club range (Anejo Blanco, Anejo Oro), launch of Jameson 18 years for Spirits, and the international launch of premium brands (Jacob's Creek Reserve and Jacob's Creek Limited Reserve) for Wines. These launches illustrate the Group's ongoing innovation.

Non core activities

In 2001, the « Fruit Preparations » sector experienced considerable structural effects. Turnover for this sector was 1.22 billion euros, down by 10%, due to the disposals of

Italcanditi, San Giorgio, Orangina-Pampryl and of a number of Agros non-core businesses. Operating margin remained stable at 5.5%.

Sales for the « Distribution » sector increased by 12% due to a progression of the sales of food products. The fall in operating profit is due to the loss of tobacco stock profits as well as other external factors (foot and mouth...).

Seagram

Due to the delay of the acquisition, the Seagram deal did not have a significant impact on the year's accounts. The operational integration process came broadly into effect at closing.

Volumes experienced a slight slow-down during the second half of 2001 due to the delay in the closing of the deal, but remained in line with expectations built into the acquisition model. Forecasts for 2002 were based on conservative volume estimates (running down of inventory overhang, necessary re-energising of marketing...).

Pernod Ricard forecasts a twofold increase in operating profit for Spirits and Wine, which will allow the Group to reach in 2002 the objectives set for 2003: earnings per share up 50% compared to 1999 (excluding exceptional items, goodwill amortisation, and being fully diluted).

Contacts

Media:	*Alain-Serge Delaitte Tel: +33 (0)1 40 76 77 12*
Investor Relations :	*Patrick de Borredon Tel: +33 (0)1 40 76 77 33*

An overview of Pernod Ricard

Pernod Ricard is one of the world's three leading players in the Spirits and Wine sector, with an approximate turnover of €3.6 billion and a volume* of 46 million cases of spirits and 17 million cases of wine and wine based products. The group is N°1in the Euro zone, N°2 in Asia, Central and South America and N°6 in North America. It is focussing on a small number of strategic global brands and several strongly performing regional brands.*

The Pernod Ricard range contains 14 spirits that sell more than 1 million 9 litre cases annually (Ricard anis, the premium Scotch Chivas Regal, Seagram's Gin, Larios gin, Pastis 51 anis, Montilla rum, Royal Stag whisky, the blended Scotch Clan Campbell, Havana Club rum, Jameson Irish whiskey, Martell cognac, 100 Pipers Scotch, Amaro Ramazzotti bitter and Wyborowa wodka). By volume, whisky makes the strongest contribution to sales (28%), followed by white spirits: vodka and gin (23%), anis (19%), rums (8%), bitters (7%) and cognacs and brandies (4%). In the other spirits category, liqueurs account for 11% of total volume. In the wine sector, sales of Jacob's Creek have exceeded the 5 million cases benchmark.

*pro-forma, based on financial year 2000

Summary profit and loss account

M€	2000	2001	%
Sales (excl. duty & tax)	***4 382***	***4 555***	***+4.0***
Cost of goods sold	*(2 293)*	*(2 412)*	+5.2
Marketing and distribution cost	*(997)*	*(1 031)*	+3.5
Production costs and overheads	*(670)*	*(661)*	*-1.4*
Operating profit	***421***	***451***	***+7.0***
Net interest expense	*(52)*	*(40)*	*-24.3*
Pre-tax profit before exceptional items	***369***	***411***	***+11.4***

M€	2000	2001	%
Pre-tax profit before exceptional items	*369*	*411*	*+11.4*
Exceptional items	*(53)*	*220*	-
Income tax	*(97)*	*(236)*	*+142.6*
Interest in earnings of equity companies	*2*	*1*	-
Amortisation of goodwill	*(20)*	*(31)*	*+53.8*
Net income	*200*	*365*	*+82.3*
Minority interest	*(5)*	*(7)*	-
Net income	***195***	***358***	***+83.7***

Balance sheet

M€

Assets	**2000**	**2001**	**Debt**	**2000**	**2001**
Tangible & financial assets	*1 001*	*1 909*	Shareholders ' equity	*2 156*	*2 513*
Intangible assets & goodwill	*987*	*2 263*	Provisions	*150*	*518*
Working capital requirement	*1 192*	*2 554*	Debt	*874*	*3 695*
	3 180	***6 726***		***3 180***	***6 726***

M €	**2000**	**2001**
Net profit	*200*	*365*
Depreciation & other provisions	*148*	*7*
Cash flow	*348*	*372*
Working capital requirement	*(65)*	*122*
Operating investment	*(144)*	*(106)*
Free Cash Flow	***139***	***388***
Financial investments	*(145)*	*(3 101)**
Dividends	*(108)*	*(108)*
Conversion & currency variation	*(3)*	*0*
Debt variation	*(116)*	*(2 821)*

** Acquisition Seagram 3.65 Bn€*

Sales (excluding duty & tax) by business

	2001 € Million		2000 € Million		Evolution 00 -01
Spirit and Wine	**1 918.0**	**42%**	**1 759.6**	**40%**	**9.0%**
Fruit Preparations	1 223.7	27%	1 360.0	31%	-10.0%
Distribution	1 413.6	31%	1 262.5	29%	12.0%
Total	**4 555.2**	**100%**	**4 382.0**	**100%**	**4.0%**

Operating profit by business

	2001 € Million		2000 € Million		Evolution 00 -01
Spirit and Wine	**344.2**	**76%**	**301.9**	**72%**	**14.0%**
Fruit Preparations	67.8	15%	74.5	18%	-9.0%
Distribution	38.6	9%	44.7	10%	-13.8%
Total	**450.5**	**100%**	**421.1**	**100%**	**7.0%**

Operating margin by business

	2001	2000
Spirit and Wine	**17.9%**	**17.2%**
Fruit Preparations	5.5%	5.5%
Distribution	2.7%	3.5%
Total	**9.9%**	**9.6%**